INDENET, INC.

                  SUPPLEMENT TO PROSPECTUS
                    DATED APRIL 15, 1997

              11,492,364 SHARES OF COMMON STOCK


          The date of this Supplement is August 19, 1997. All terms not defined herein have the same meaning as set forth in the Prospectus dated April 15, 1997 (the "Prospectus").

          It has recently come to the attention of the Company that the 167,366 shares of Common Stock (the "Shares") held by Magna Standard Trust (the "Trust") and registered by the Registration Statement of which the Prospectus is a part were beneficially owned by Graeme R. Jenner, a director of the Company and Chief Operating Officer from September 1996 until March 1997 and Chief Executive Officer from March 1997 until July 23, 1997. On April 27, 1997,the Trust was liquidated and the Shares were distributed to Mr.Jenner. Accordingly, Mr. Jenner is the Selling Shareholder with respect to the Shares.